Exhibit 99.1
Hesai Group Supplemental and Updated Disclosures
Hesai Group (the “Company” or “we”) has registered its prospectus (the “Hong Kong Prospectus”), to be dated September 8, 2025 and published on the same date, with the Registrar of Companies in Hong Kong in connection with a proposed dual primary listing (the “Listing”) of its Class B ordinary shares (the “Shares”) on the Main Board of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) together with a global offering (the “Offering”) of the Shares.
The Hong Kong Prospectus contains new and supplemental descriptions of certain aspects of the Company’s financial information as previously disclosed in the Company’s annual report on Form 20-F for the year ended December 31, 2024 (the “2024 Form 20-F”) and in the Company’s current report on Form 6-K furnished on September 2, 2025 (the “Super 6-K”) and the Company’s arrangement with cornerstone investors, in each case as required by the Hong Kong Stock Exchange Listing Rules. This Supplemental and Updated Disclosures exhibit sets forth such new, supplemental, and updated information and disclosures as described below. The disclosures herein supplement, and should be read in conjunction with, the disclosures in the 2024 Form 20-F, the Super 6-K, and other disclosures furnished on Form 6-K. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Hong Kong Prospectus.
There is no assurance as to if or when the Listing will take place. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation, or sale of the Company’s securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful.

FORWARD-LOOKING STATEMENTS
This exhibit contains forward-looking statements that reflect our current expectations and views of future events. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.
You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company — B. Business Overview,” “Item 5. Operating and Financial Review and Prospects,” and other sections in our 2024 Form 20-F, as well as “Risk Factors” in exhibit 99.1 of the Super 6-K. You should read thoroughly this exhibit and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.
The forward-looking statements made in this exhibit relate only to events or information as of the date on which the statements are made in this exhibit. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this exhibit and the documents that we refer to in this exhibit completely and with the understanding that our actual future results may be materially different from what we expect.

FINANCIAL INFORMATION	1
CORNERSTONE INVESTORS	4

i

FINANCIAL INFORMATION

The following section sets forth certain new disclosures concerning our financial information as of July 31, 2025 made in connection with the Listing.
DISCUSSION OF CERTAIN KEY BALANCE SHEET ITEMS
The following table sets forth our current assets and current liabilities as of the dates indicated.
	As of December 31,			As of March 31, 2025		As of July 31, 2025
	2022	2023	2024
	RMB	RMB	RMB	RMB	US$	RMB	US$
						(unaudited)
	(in thousands)
Current assets:
Cash and cash equivalents	913,277	1,554,583	2,838,966	2,826,605	389,517	2,425,716	334,273
Restricted cash	—	3,541	3,594	3,589	495	3,575	493
Short-term investments	945,865	1,586,005	362,195	30,482	4,201	330,368	45,526
Notes receivable	—	—	22,341	20,579	2,836	87,118	12,005
Accounts receivable	485,044	524,818	765,027	957,644	131,967	1,016,102	140,023
Contract assets	12,600	19,688	9,909	9,909	1,365	—	—
Amounts due from related parties	5,021	5,015	5,039	5,036	694	5,103	703
Inventories	646,852	495,877	482,137	489,974	67,520	685,565	94,473
Prepayments and other current assets	126,452	208,082	193,448	212,088	29,227	387,774	53,436
Total current assets	3,135,111	4,397,609	4,682,656	4,555,906	627,822	4,941,321	680,932
Current liabilities:
Short-term borrowings	—	111,682	345,253	280,266	38,622	448,230	61,768
Notes payable	—	7,255	10,096	53,982	7,439	132,486	18,257
Accounts payable	206,681	269,439	345,011	346,867	47,800	491,111	67,677
Contract liabilities	40,378	79,925	32,994	26,978	3,718	31,281	4,311
Amounts due to related parties	334,283	340,051	335,253	5,335	735	—	—
Accrued warranty liability	17,694	28,425	43,607	48,180	6,639	62,365	8,594
Accrued expenses and other current liabilities	356,502	498,324	516,726	360,743	49,712	430,174	59,279
Total current liabilities	955,538	1,335,101	1,628,940	1,122,351	154,665	1,595,647	219,886
Net current assets	2,179,573	3,062,508	3,053,716	3,433,555	473,157	3,345,674	461,046
Our net current assets decreased slightly from RMB3,433.6 million (US$473.2 million) as of March 31, 2025 to RMB3,345.7 million (US$461.0 million) as of July 31, 2025, primarily attributable to (i) a decrease of RMB400.9 million in cash and cash equivalents, (ii) an increase of RMB168.0 million in short-term borrowings, and (iii) an increase of RMB144.2 million in accounts payable, partially offset by (i) an increase of RMB299.9 million in short-term investments, (ii) an increase of RMB195.6 million in inventories, and (iii) an increase of RMB175.7 million in prepayments and other current assets.

FINANCIAL INFORMATION

INDEBTEDNESS
The following table sets forth our indebtedness as of the dates indicated:
	As of December 31,			As of March 31, 2025		As of July 31, 2025
	2022	2023	2024
	RMB	RMB	RMB	RMB	US$	RMB	US$
						(unaudited)
	(in thousands)
Short-term borrowings	—	111,682	345,253	280,266	38,622	448,230	61,768
Long-term borrowings	18,472	285,898	269,438	300,288	41,381	287,942	39,679
Total borrowings*	18,472	397,580	614,691	580,554	80,003	736,172	101,447
Lease liabilities	45,114	154,406	114,473	87,482	12,055	97,744	13,469
Amounts due to related parties	334,283	340,051	335,253	5,335	735	—	—
Notes payable	—	7,255	10,096	53,982	7,439	132,486	18,257
Total indebtedness	397,869	899,292	1,074,513	727,353	100,232	966,402	133,173

*
The total borrowings as of July 31, 2025 comprise of secured and unguaranteed borrowings of RMB253.6 million (US$35.0 million) and unsecured and unguaranteed borrowings of RMB482.6 million (US$66.4 million).

Borrowings
Our borrowings represent bank loans from commercial banks in China. Our outstanding borrowings increased from RMB18.5 million as December 31, 2022 to RMB397.6 million as December 31, 2023, and further to RMB614.7 million as of December 31, 2024, primarily due to increased bank borrowings for the purchase of property and equipment and the construction of Maxwell Center. Our outstanding borrowings decreased to RMB580.6 million (US$80.0 million) as of March 31, 2025, primarily due to a decrease in short-term borrowings. As of July 31, 2025, we had outstanding borrowings of RMB736.2 million (US$101.4 million). For more details on our borrowings, see note 14 to the Accountants’ Report in Appendix I to this document.
As of July 31, 2025, we had unutilized bank facilities of RMB687.9 million, which can be drawn down to support our working capital requirements, subject to the standard internal approval procedures of the banks at each time of drawdown. Given our credit history and our current credit status, we do not expect to encounter any difficulties in obtaining approvals from banks for drawdowns from these facilities in the next 12 months.
Lease Liabilities
Our lease liabilities relate to properties that we lease primarily for offices and factory use. As of December 31, 2022, 2023 and 2024, March 31, 2025 and July 31, 2025, our lease liabilities, including both current and non-current portions, amounted to RMB45.1 million, RMB154.4 million, RMB114.5 million, RMB87.5 million (US$12.1 million) and RMB97.7 million (US$13.5 million), respectively. The increases in our lease liabilities as of December 31, 2023 and 2024 compared to the balance as of December 31, 2022 were primarily attributable to the lease of our new headquarters offices in Changning, Shanghai. For more details on our lease liabilities, see note 18 to the Accountants’ Report in Appendix I to the Hong Kong Prospectus.
Notes Payable
Our notes payable relate to the settlement of payments to our construction and raw material suppliers. As of December 31, 2022, 2023 and 2024, March 31, 2025 and July 31, 2025, our notes payable was nil, RMB7.3 million, RMB10.1 million, RMB54.0 million (US$7.4 million) and RMB132.5 million (US$18.3 million), respectively.

FINANCIAL INFORMATION

Amounts Due to Related Parties
Our amounts due to related parties, which are non-trade in nature, primarily relate to the acquisition of equity interest in Shanghai Hesai by the Group as part of the reorganization for our initial public offering. As of December 31, 2022, 2023 and 2024, March 31, 2025 and July 31, 2025, our amounts due to related parties were RMB334.3 million, RMB340.1 million, RMB335.3 million, RMB5.3 million (US$0.7 million) and nil, respectively. For more details on our amounts due to related parties, see note 25 to the Accountants’ Report in Appendix I to the Hong Kong Prospectus.
Contingent Liabilities or Guarantees
During the Track Record Period and up to the Latest Practicable Date, we did not have any material contingent liabilities or guarantees.
Indebtedness Statement
Our Directors confirm that as of July 31, 2025, being the latest practicable date for determining our indebtedness, there was no breach of any covenant during the Track Record Period and up to the date of the Hong Kong Prospectus. Our Directors confirm that there has not been any material change in our indebtedness since July 31, 2025 and up to the date of the Hong Kong Prospectus. Our Directors further confirm that our Group did not experience any difficulty in obtaining bank loans and other borrowings, default in payment of bank loans and other borrowings or breach of covenants during the Track Record Period and up to the at the date of the Hong Kong Prospectus.
Except as disclosed above, as of July 31, 2025, being the latest practicable date for determining our indebtedness, the Group did not have any material mortgages, charges, debentures, loan capital, debt securities, loans, bank overdrafts, borrowings or other similar indebtedness, finance lease or hire purchase commitments, liabilities under acceptances (other than normal trade bills), acceptance credits, which are either guaranteed, unguaranteed, secured or unsecured, or guarantees or other contingent liabilities.

CORNERSTONE INVESTORS

The following section sets forth certain new disclosures concerning our agreements with certain investors pursuant to which they have agreed to purchase Shares in the Offering.
The following information about the Cornerstone Investors was provided to our Company by the Cornerstone Investors in relation to the Cornerstone Placing.
HHLR Advisors, Ltd.
HHLR Advisors, Ltd. (“HHLRA”), part of the Hillhouse Group, is an exempted company incorporated in the Cayman Islands that acts as the investment manager of investment funds (collectively the “HHLRA Funds”), which are limited partnerships formed under the laws of the Cayman Islands. There is no individual limited partner investor who holds an economic interest of 30% or more in the HHLRA Funds. HHLRA intends to hold the Offer Shares through one of the HHLRA Funds, namely HACF, L.P.
HHLRA collaborates with industry-defining enterprises, aiming to establish alignment with sustainable, forward-thinking companies across industrial, consumer, healthcare and business services sectors. HHLRA manages capital for global institutions, including non-profit foundations, endowments, and pensions. HHLRA is entering the cornerstone investment agreement with the Company in its capacity as an investment manager and on behalf of the HHLRA Funds.
Taikang Life
Taikang Life Insurance Co., Ltd (“Taikang Life”), a company incorporated in China, is a wholly owned subsidiary of Taikang Insurance Group Inc. There is no shareholder holding 30% or more in Taikang Insurance Group Inc. Taikang Life provides a full range of personal security and investment and wealth management products and services for individuals and families. The products on offer correspond to the different requirements of customers in terms of market segments such as the children and teenagers, females and high-income population groups. They also meet multidimensional demands regarding health care and accident cover, pensions and wealth management, among others. Taikang Insurance Group Inc. is an insurance and financial service conglomerate focused on insurance, asset management and health and elderly care as main businesses. The Beijing-headquartered company consists of several subsidiaries including Taikang Life, Taikang AMC, Taikang Pension, Taikang Healthcare, Taikang Health, and TK.CN. Its product offering covers life insurance, internet-based financial insurance, enterprise annuity, asset management, health and elderly care, health management and commercial real estate, among others.
WT Asset Management
WT Asset Management Limited (“WT Asset Management”) is a company incorporated in Hong Kong with limited liability and licensed by the SFC to carry on type 9 (asset management) regulated activity. WT Asset Management is beneficially owned as to 100% by Mr. Tongshu Wang (王通書), who is an Independent Third Party. WT Asset Management has agreed to procure certain investors, namely WT China Fund Limited, WT China Focus Fund, WT Growth Fund and/or a segregated management account (investment portfolio professionally managed by WT Asset Management (as investment manager) where the investor owns the underlying investments directly) (collectively, the “Funds”), that WT has discretionary investment management power over, to subscribe for such number of the Investor Shares. The Funds are managed by WT Asset Management as investment manager. The Funds pursue to achieve absolute return and long-term capital appreciation by investing primarily in the listed securities of companies which have great exposure or material impact by the PRC. Investors of the Funds include but are not limited to pension funds, fund of funds, family offices and other sophisticated institutional investors. Save for Mr. Tongshu Wang (王通書) who hold over 30% interests in WT Growth Fund and WT China Focus Fund, and the single ultimate beneficial owner of the segregated management account which is a pension fund based in North America respectively, no other single ultimate beneficial owner holds 30% or more interests in the Funds. As of July 31, 2025, the total AUM of the Funds is approximately US$3.3 billion.

CORNERSTONE INVESTORS

Grab Inc.
Grab Holdings Limited (“Grab”) is Southeast Asia’s leading superapp, operating primarily across the deliveries, mobility and digital financial services sectors in over 800 cities across eight countries in the region — Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam. A Cayman Islands limited liability company incorporated in March 2021, Grab enables millions of people each day to access driver- and merchant-partners to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending and insurance. Grab’s platform enables important high frequency hyperlocal consumer services. As part of our financial services offerings, Grab also provides digital banking services through GXS Bank in Singapore and GXBank in Malaysia. Since December 2021, Grab’s Class A Ordinary Shares and Warrants are listed on NASDAQ under the symbols “GRAB” and “GRABW,” respectively. Grab’s shareholders’ and NASDAQ’s approval are not required for Grab Inc.’s subscription for the Offer Shares pursuant to the relevant cornerstone investment agreement.
Grab Inc. is a Cayman Islands limited liability company incorporated in February 2015 and a wholly owned subsidiary of Grab.
Hongda Group
Hongda Group (Hong Kong) Co., Limited (宏達集團(香港)有限公司) (“Hongda Group”) is a limited company incorporated in Hong Kong in 2022, primarily engages in medium- and long-term investments in sectors such as finance and emerging technology. Hongda Group has participated in numerous initial public offerings in Hong Kong through international placements. Hongda Group is solely owned by Mr. Sherman Tai (戴子烽), an Independent Third Party. Mr. Sherman Tai (戴子烽) has over 20 years of experience in the capital market and is currently a partner at Shanghai New Margin Venture Capital Co., Ltd. (上海聯創投資管理有限公司). The team led by Mr. Sherman Tai (戴子烽), comprises of experienced investors with over 10 years of experience, invests in industries such as automotive, semiconductors, high-end manufacturing, consumer goods, and pharmaceuticals.
Commando Global Fund
Commando Global Fund is a private equity investment fund managed on a discretionary basis by Commando Capital Management Company (as investment manager). Commando Global Fund is owned by Commando Global Management Company as the general partner and a number of limited partners. Among the limited partners, other than Ms. Lu Su Xia (盧素霞) who is an Independent Third Party, there is no ultimate beneficial owner who holds 30% or more economic interest in the Commando Global Fund.
Commando Global Fund was established in May 2018. Commando Global Fund focuses on investments in technology industries, particularly artificial intelligence. The ultimate beneficial owner of Commando Capital Management Company is Mr. Ding Ying (丁楹), who is an Independent Third Party and does not have any relationship with the Joint Sponsors, the Overall Coordinators and the Capital Market Intermediaries.
CLOSING CONDITIONS
The obligation of each Cornerstone Investor to subscribe for the Offer Shares under the respective Cornerstone Investment Agreement is subject to, among other things, the following closing conditions:
(i)
the Underwriting Agreements being entered into and having become effective and unconditional (in accordance with their respective original terms or as subsequently waived or varied by agreement of the parties thereto) by no later than the time and date as specified in the Underwriting Agreements, and neither of the Underwriting Agreements having been terminated;

(ii)
the International Offer Price having been agreed according to the Underwriting Agreements and price determination agreement to be signed among the parties thereto in connection with the Global Offering;

CORNERSTONE INVESTORS

(iii)
the listing committee having granted the listing of, and permission to deal in, the Class B Ordinary Shares (including the Class B Ordinary Shares subscribed for by the Cornerstone Investors as well as other applicable waivers and approvals) and such approval, permission or waiver having not been revoked prior to the commencement of dealings in the Class B Ordinary Shares on the Stock Exchange;

(iv)
no laws shall have been enacted or promulgated by any governmental authority which prohibits the consummation of the transactions contemplated in the Global Offering or the Cornerstone Investment Agreements and there shall be no orders or injunctions from a court of competent jurisdiction in effect precluding or prohibiting consummation of such transactions; and

(v)
the respective representations, warranties, undertakings and confirmations of the relevant Cornerstone Investor under the relevant Cornerstone Investment Agreement are and will be accurate and true in all respects and not misleading and that there is no material breach of the Cornerstone Investment Agreement on the part of the relevant Cornerstone Investor.

RESTRICTIONS ON THE CORNERSTONE INVESTORS
Each of the Cornerstone Investors has agreed that it will not, whether directly or indirectly, at any time during the period of six months from and including the Listing Date (the “Lock-up Period”), dispose of any of the Offer Shares they have purchased pursuant to the relevant Cornerstone Investment Agreements, save for certain limited circumstances, such as transfers to any of its wholly-owned subsidiaries who will be bound by the same obligations of such Cornerstone Investor, including the Lock-up Period restriction, as the case maybe.